UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Effective Date of Action by Written Consent of Members

As previously reported in the definitive information statement of China Natural Resources, Inc. (the “Company”) submitted to the Securities and Exchange Commission on November 8, 2018, on October 25, 2018, Feishang Group Limited, the holder of 14,480,593 common shares (constituting approximately 58.1% of the Company’s outstanding common shares as of the October 19, 2018 record date), executed a written consent in lieu of meeting of members to (a) elect Lam Kwan Sing and Yip Wing Hang as Class II Directors for terms ending immediately following the Company’s 2021 annual meeting of members, and (b) ratify the appointment of Ernst & Young Hua Ming LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2018.

The written consent in lieu of meeting of members provides that the actions taken will become effective not less than 20 days following the date that the Company’s definitive information statement is first disseminated to members. This Current Report is filed to disclose that the actions taken by members on October 25, 2018 became effective on November 29, 2018. The date these actions became effective is also deemed to be the date of the Company’s 2018 annual meeting of members.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: November 29, 2018	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer